Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-156506 August 10, 2010

PRODUCT PAGE - SLV

- Commodities-

http://us.ishares.com/product_info/fund/overview/SLV.htm

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Silver Trust (SLV)

Inception date: 4/21/2006

The iShares® Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds.

[PDF] Download current prospectus

Please read the prospectus carefully before investing

[PDF] Access periodic SEC reports

[Left Hand Resources]

Trust Documents

(pdf icon) Fact Sheet

(pdf icon) Prospectus

(excel icon) Historical Returns

(excel icon) NAV/Index History

(excel icon) Historical Data

(pdf icon) Annual Report 2009

(pdf icon) Silver Bar List

Related Links & Documents

(tool icon) Quotes & Charts

(tool icon) Premium/Discount

(icon) Tax Information

(icon) Data Update Schedule

(pdf icon) iShares Silver Trust FAQ

(pdf icon) iShares Silver Trust Bar List Glossary

(link) Vault Inspection Certificates

(link) iShares Institutional

Additional Commodities Trusts

(icon) COMEX Gold Trust

(icon) S&P GSCI(R) Commodity-Indexed Trust

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Overview | Performance

Home > Product Information > SLV Overview                                                                                                       [print icon]Print

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The objective of the iShares Silver Trust is for the value of the shares of the iShares Silver Trust to reflect, at any given time, the price of silver owned by the iShares Silver Trust at that time, less the iShares Silver Trust’s expenses and liabilities.

Average Annualized Total Returns (NAV) quarterly, as of xx/xx/2010	View all performance

	1 Year		3 Years		5 Years		10 Years		Since Inception
SLV	x.xx	%	x.xx	%	x.xx	%	x.xx	%	x.xx	%
Benchmark*	x.xx	%	x.xx	%	x.xx	%	x.xx	%	x.xx	%

*	Source: Bloomberg. The iShares Silver Trust’s silver and other assets are valued on the basis of each day’s announced London Silver Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.

Fundamentals as of xx/xx/2010
Beta Beta (vs S&P 500)	xx.xx
Standard Deviation (3 year)	xx.xx	%

Premium/Discount as of xx/xx/2010
Premium/Discount Click here for important information about Premium/Discount		xx.xx	%
NAV Click here for information on how NAV is determined	$	xxxx.xxxx
Mid-Point	$	xxxx.xxxx
Closing Price	$	xxxx.xxxx

[Right Column]

Profile as of xx/xx/2010
Total Net Assets	$	xxxxxxxx
Shares Outstanding		xxxxxxxxx
Sponsor’s Fee		0.50%
Inception Date		4/21/2006
Ounces of Silver in Trust		xxxxxxxxx
Tonnes of Silver in Trust		xxx.xxxx
Indicative Basket Silver Amount		xxxxxxxxx
Basket Silver Amount		xxxxxxxxx
NAV per SLV in Silver		xxxxxxxxx

Related Index		SLVRLN<index>
Net Asset Value as of xx/xx/2010	$	xxxxxx xx.xx% $xx.xx
Price as of xx/xx/2010	$	xxxxxxx xx.xx% $xx.xx
(tool icon) Quotes & Charts (tool icon) Premium/Discount

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. This information must be accompanied by standardized returns. For standardized returns and performance data current to the most recent month end, click the “Performance” tab above.

Silver Spot Price
Bid xxxxxxxx
Ask xxxxxxxx
Mid xxxxxxxx
Time xxxxx
Source: TheBullionDesk.com Time stamp is GMT (Greenwich Mean Time). Click here for Important Disclosure.

Trading Information
Ticker	SLV
Related Index	SLVRLN<index>
NAV	SLV.NV
Underlying Trading Value	SLV.IV
Shares Outstanding	SLV.SO
CUSIP	46428Q109
[link] Options Available

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

London Silver Fix Price returns are for illustrative purposes only and do not represent actual iShares Silver Trust performance. London Silver Fix Price returns do not reflect any fees, transaction costs or expenses. London Fix is the price per ounce of silver set by three market making members of the London Bullion Market Association at approximately 12:00 noon, London time, on each working day.

BlackRock Asset Management International Inc. (BAMII) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (BFDC), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Investing involves risk, including possible loss of principal. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the iShares Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the iShares Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

Silver Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the iShares Silver Trust due to sales necessary to pay the sponsor’s fee and iShares Silver Trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the iShares will also decline, and investors will lose money on their investment in the iShares. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

Certain sectors and markets perform exceptionally well based on current market conditions and the iShares Silver Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Wacker Dr., Suite 500, Chicago, IL 60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice.

If you need further information, please feel free to call the Options Industry Council Helpline. They will be able to provide you with balanced options education and tools to assist you with your iShares options questions and trading. The Options Industry Council Helpline phone number is 1-888-Options (1-888-678-4667) and their website is www.888options.com.

Net Asset Value (NAV) is determined as specified in the prospectus: the iShares Silver Trust’s silver and other assets are valued on the basis of each day’s announced London Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.

The Premium/Discount table presents information about the difference between the daily market price for shares of the iShares Silver Trust and the iShares Silver Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the iShares Silver Trust’s NAV is calculated (usually 4:00 p.m. eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of iShares Trust shares through arbitrage opportunities, there is no guarantee that they will do so.

Why is there a difference between NAV and Closing Price? A major reason for the difference is that Timing Discrepancies can exist between the NAV and Closing Price (last trade) reported above. Information is constantly flowing to and among investors, corporations, and financial institutions that affects their outlook on the financial markets and the value of securities. This process, known as Price Discovery, is why market prices change and evolve throughout the trading day. It is important to note that even when markets are closed, the price discovery process continues 24 hours a day, 7 days a week, 365 days a year.

Possible Timing Discrepancies:

Close of Trading Times: The NAV of the iShares Silver Trust normally is calculated using prices as of 4:00 p.m. ET. Shares of the iShares Silver Trust (“iShares”) normally trade on the NYSE Arca Exchange until 4:15 p.m. ET. Price discovery between 4:00 p.m. and 4:15 p.m. ET may result in a difference between the NAV and the Closing Price of the iShares Silver Trust.

Time of Last Trade: Trading generally takes place throughout the normal trading hours for the iShares Silver Trust on the listing exchange. At times, many trades are placed in rapid succession. At other times, little or no trading activity is taking place. It is important to note that the date/time of the last trade (which is recorded as the Closing Price) may not take place at exactly 4:00 p.m. ET when the iShares Silver Trust normally calculates NAV. The date/time of the last trade sometimes may occur before 4:00 p.m. ET or up until 4:15 p.m. ET as discussed above. Thus, ongoing price discovery may result in a deviation between the price recorded as the Closing Price and the NAV of the iShares Silver Trust shares at 4:00 p.m. ET.

© 2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

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© Copyright 2010

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Overview | Performance

Home    >    Product Information    >    SLV Performance                     [excel icon]Export to Excel     [print icon]Print

Total Returns as of xx/xx/2010

Quarter-End Month-End as of [drop-down] Mar (Q1) 2010

	Total Returns (%)		Market Price Returns (%)
	SLV	Benchmark*	SLV
YTD	xx.xx	xx.xx	xx.xx
1 Month	xx.xx	xx.xx	xx.xx
3 Month	xx.xx	xx.xx	xx.xx
6 Month	xx.xx	xx.xx	xx.xx
1 Year	xx.xx	xx.xx	xx.xx
3 Years	xx.xx	xx.xx	xx.xx
5 Years	xx.xx	xx.xx	xx.xx
10 Years	xx.xx	xx.xx	xx.xx
Since Inception	xx.xx	xx.xx	xx.xx

Returns are average annualized total returns, except those for periods of less than one year, which are cumulative.

Annual Returns

	Total Returns (%)		Market Price Returns (%)
	SLV	Benchmark*	SLV
2009	xx.xx	xx.xx	xx.xx
2008	xx.xx	xx.xx	xx.xx
2007	xx.xx	xx.xx	xx.xx

*	Source: Bloomberg. The iShares Silver Trust’s silver and other assets are valued on the basis of each day’s announced London Silver Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities.

Fees & Expenses

Expense Type	Amount
Sponsor’s Fee	0.50%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

London Silver Fix Price returns are for illustrative purposes only and do not represent actual iShares Silver Trust performance. London Silver Fix Price returns do not reflect any fees, transaction costs or expenses. London Fix is the price per ounce of silver set by three market making members of the London Bullion Market Association at approximately 12:00 noon, London time, on each working day.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

BlackRock Asset Management International Inc. (BAMII) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (BFDC), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Investing involves risk, including possible loss of principal. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the iShares Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the iShares Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

Silver Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the iShares Silver Trust due to sales necessary to pay the sponsor’s fee and iShares Silver Trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the iShares will also decline, and investors will lose money on their investment in the iShares. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

Certain sectors and markets perform exceptionally well based on current market conditions and the iShares Silver Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

© 2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Company Info	Help	Legal Info	Other Products
About iShares	FAQs	Privacy Policy	iShares 401K
Press Room	Glossary	Terms & Conditions	iShares 529
Careers	Site Map	Prospectus	iPath ETNs
Contact Us			iShares Charitable Giving Program
BlackRock Inc.
© Copyright 2010

END PRODUCT PAGES – SLV

 Definitions:

Benchmark: London Silver Fix Price

Beta: Beta measures the risk of the fund compared to market benchmark. Statistically, it is the covariance of the fund and benchmark, divided by the variance of the benchmark.

Standard Deviation: The Standard Deviation is the statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. It is widely applied in modern portfolio theory, where the past performance of securities is used to determine the range of possible future performance, and a probability is attached to each performance.

Premium/Discount: The Premium/Discount table presents information about the difference between the daily market price for shares of the iShares Silver Trust and the iShares Silver Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the iShares Silver Trust’s NAV is calculated (usually 4:00 pm Eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares.

Nav: NAV is the price per share at which the Trust issues and redeems shares, calculated by the Trust accountants.

Mid-Point: The Bid/Ask Mid-point (Market Price) is the midpoint between the highest and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00pm Eastern time).

Closing Price: The Closing Price is the price of the last reported trade on any major market.

Tonnes of Silver in Trust: One metric tonne is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

NAV per SLV in Silver: Current basket of silver in ounces as a percentage of inception basket size of 50,000 ounces.

Ticker: The Exchange Trading Symbol is used to find the price at which the Trust last traded on the stock exchange it is listed on. Shares of the Trust trade on the NYSE Arca Exchange.